UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Microfield Graphics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     59506w1
             -------------------------------------------------------
                                 (CUSIP Number)


  Randall R. Reed, 7216 SW Durham Road, Portland, Oregon 97224 (503) 620-4000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 19, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                          1 of 3

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 59506w1                                              Page 2 of 3 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      John B. Conroy           Peter Zinsli
      Scott McVay              Donald Zurstadt
      Randall R. Reed          William P. Cargile
      Michael Stansell
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY -------------------------------------------------------------


 4)   SOURCE OF FUNDS

      00
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      All of the reporting persons are United States citizens.
      --------------------------------------------------------------------------

                        7)  SOLE VOTING POWER
                            John B. Conroy   - 0          Peter Zinsli       - 0
                            Scott McVay      - 0          Donald Zurstadt    - 0
                            Randall R. Reed  - 0          William P. Cargile - 0
                            Michael Stansell - 0
                            ----------------------------------------------------
                        8)  SHARED VOTING POWER
                            John B. Conroy     - 722,342
                            Scott McVay        - 722,342
                            Randall R. Reed    - 722,342
      NUMBER OF             Michael Stansell   - 722,342
      OF                    Peter Zinsli       - 722,342
      SHARES                Donald Zurstadt    - 722,342
      BENEFICIALLY          William P. Cargile - 722,342
      OWNED BY              ----------------------------------------------------
      EACH              9)  SOLE DISPOSITIVE POWER
      REPORTING             John B. Conroy     - 30,594
      PERSON                Scott McVay        - 0
      WITH                  Randall R. Reed    - 12,001
                            Michael Stansell   - 22,603
                            Peter Zinsli       - 7,924
                            Donald Zurstadt    - 14,129
                            William P. Cargile - 190,000
                            ----------------------------------------------------
                       10)  SHARED DISPOSITIVE POWER
                            John B. Conroy     - 0
                            Scott McVay        - 0
                            Randall R. Reed    - 0
                            Michael Stansell   - 0
                            Peter Zinsli       - 0
                            Donald Zurstadt    - 0
                            William P. Cargile - 0
                            ----------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      John B. Conroy   - 817,281       Peter Zinsli       - 817,281
      Scott McVay      - 817,281       Donald Zurstadt    - 817,281
      Randall R. Reed  - 817,281       William P. Cargile - 817,281
      Michael Stansell - 817,281
      --------------------------------------------------------------------------

                                                                          2 of 3

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.1%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      All reporting persons are IN.
      --------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                          3 of 3

Item 1. Security and Issuer

     This statement relates to the Common Stock ("Common Stock") of Microfield Graphics, Inc., a corporation organized under the laws of Oregon (the "Company"). The Company's principal executive offices are located at 7216 SW Durham Road, Portland, Oregon 97224.

Item 2. Identity and Background

     This Statement is filed by John B. Conroy, Scott McVay, Randall R. Reed, Michael Stansell, Peter Zinsli, Donald Zurstadt and William P. Cargile, individuals (the "Reporting Persons"). Messrs. Conroy, McVay, Reed, Stansell, Zinsli, Zurstadt and Cargile are part of a group that also includes Steelcase Inc., a Michigan corporation ("Steelcase"). Steelcase is filing a Form 13D separately.

     Mr. Conroy is President and Chief Executive Officer, as well as a director, of the Company, whose principal executive offices are located at 7216 SW Durham Road, Portland, Oregon 97224. Mr. Conroy is a citizen of the United States of America. Mr. Conroy has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. Conroy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. McVay is an employee of the Company, whose principal executive offices are located at 7216 SW Durham Road, Portland, Oregon 97224. Mr. McVay is a citizen of the United States of America. Mr. McVay has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. McVay has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Reed is Chief Financial Officer of the Company, whose principal executive offices are located at 7216 SW Durham Road, Portland, Oregon 97224. Mr. Reed is a citizen of the United States of America. Mr. Reed has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. Reed has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Stansell is Vice President of Operations of the Company, whose principal executive offices are located at 7216 SW Durham Road, Portland, Oregon 97224. Mr. Stansell is a citizen of the United States of America. Mr. Stansell has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. Stansell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Zinsli is Director of International Marketing of the Company, whose principal executive offices are located at 7216 SW Durham Road, Portland, Oregon 97224. Mr. Zinsli is a citizen of the United States of America. Mr. Zinsli has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. Zinsli has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Zurstadt is Vice President of Engineering of the Company, whose principal executive offices are located at 7216 SW Durham Road, Portland, Oregon 97224. Mr. Zurstadt is a citizen of the United States of America. Mr. Zurstadt has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. Zurstadt has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Cargile is a director of the Company, whose principal executive offices are located at 7216 SW Durham Road, Portland, Oregon 97224. Mr. Cargile is a citizen of the United States of America. Mr. Cargile has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. Cargile has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

     Not applicable.

Item 4.  Purpose of Transaction

     The Reporting Persons entered into a Share Ownership, Voting and Right of First Refusal Agreement with the Company and Steelcase dated as of March 19, 1998 (the "Voting Agreement") as inducement for Steelcase to purchase shares of the Company's Common Stock. The Voting Agreement is attached hereto as Exhibit A and is incorporated herein by reference. Pursuant to the Voting Agreement, Steelcase and the Reporting Persons will vote all of their shares of Common Stock to elect certain individuals to the Board of Directors of the Company, including one individual designated by Steelcase, the current Chief Executive Officer of the Company or his successor and three independent directors (including two current directors) as designated by the majority of the directors then in office. With regard to matters other than the election of directors, Steelcase has agreed to vote all shares of Common Stock that it may own in excess of 610,000 shares in proportion to the votes of all other outstanding shares of Common Stock. Also pursuant to the Voting Agreement, Steelcase has a right of first refusal for any proposed sale of shares of Common Stock by the Reporting Persons. Unless otherwise terminated pursuant to its terms and conditions, the Voting Agreement will remain in effect until the earlier of (a) such time as Steelcase and any affiliates of Steelcase own less than 5 percent or more than 50 percent of the outstanding shares of Common Stock or (b) March 19, 2003.

     While the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, at the present time the Reporting Persons have no plans or proposals that relate to or would result in any of the following:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (b) Sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (c) Any material change in the present capitalization or dividend policy of the Company;

          (d) Any other material change in the Company's business or corporate structure;

          (e) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (f) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (g) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (h) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     As of the date of this filing, the Reporting Persons beneficially own 817,281 shares of Common Stock, including 95,091 shares of Common Stock which the Reporting Persons have the right to purchase and 94,939 shares of Common Stock of which the Reporting Persons are indirect beneficial owners. The Reporting Persons have shared voting power to vote or direct the vote of 722,342 shares of Common Stock. These shares represent 19.9% of the shares outstanding (3,623,009) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 350,000 shares purchased by Steelcase and subsequent option exercises. The Reporting Persons have sole power to dispose or direct the disposition of 281,148 shares of Common Stock. These shares represent 7.8% of the shares outstanding (3,623,009) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 350,000 shares purchased by Steelcase and subsequent option exercises.

     As of the date of this filing, Mr. Conroy beneficially owns 817,281 shares of Common Stock, including 40,000 shares of Common Stock which he has the right to purchase and 93,939 shares of Common Stock of which he is the indirect beneficial owner. Mr. Conroy has shared voting power to vote or direct the vote of 722,342 shares of Common Stock. These shares represent 19.9% of the shares outstanding (3,623,009) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 350,000 shares purchased by Steelcase and subsequent option exercises. Mr. Conroy has sole power to dispose or direct the disposition of 30,594 shares of Common Stock. These shares represent 0.8% of the shares outstanding (3,623,009) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 350,000 shares purchased by Steelcase and subsequent option exercises.

     As of the date of this filing, Mr. McVay beneficially owns 817,281 shares of Common Stock, including 833 shares of Common Stock which he has the right to purchase. Mr. McVay has shared voting power to vote or direct the vote of 722,342 shares of Common Stock. These shares represent 19.9% of the shares outstanding (3,623,009) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 350,000 shares purchased by Steelcase and subsequent option exercises. Mr. McVay has sole power to dispose or direct the disposition of no shares of Common Stock. These shares represent 0.0% of the shares outstanding (3,623,009) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 350,000 shares purchased by Steelcase and subsequent option exercises.

     As of the date of this filing, Mr. Reed beneficially owns 817,281 shares of Common Stock, including 10,708 shares of Common Stock which he has the right to purchase. Mr. Reed has shared voting power to vote or direct the vote of 722,342 shares of Common Stock. These shares represent 19.9% of the shares outstanding (3,623,009) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 350,000 shares purchased by Steelcase and subsequent option exercises. Mr. Reed has sole power to dispose or direct the disposition of 12,001 shares of Common Stock. These shares represent 0.3% of the shares outstanding (3,623,009) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 350,000 shares purchased by Steelcase and subsequent option exercises.

     As of the date of this filing, Mr. Stansell beneficially owns 817,281 shares of Common Stock, including 10,708 shares of Common Stock which he has the right to purchase. Mr. Stansell has shared voting power to vote or direct the vote of 722,342 shares of Common Stock. These shares represent 19.9% of the shares outstanding (3,623,009) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 350,000 shares purchased by Steelcase and subsequent option exercises. Mr. Stansell has sole power to dispose or direct the disposition of 22,603 shares of Common Stock. These shares represent 0.6% of the shares outstanding (3,623,009) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 350,000 shares purchased by Steelcase and subsequent option exercises.

     As of the date of this filing, Mr. Zinsli beneficially owns 817,281 shares of Common Stock, including 8,042 shares of Common Stock which he has the right to purchase and 1,000 shares of Common Stock of which he is the indirect beneficial owner. Mr. Zinsli has shared voting power to vote or direct the vote of 722,342 shares of Common Stock. These shares represent 19.9% of the shares outstanding (3,623,009) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 350,000 shares purchased by Steelcase and subsequent option exercises. Mr. Zinsli has sole power to dispose or direct the disposition of 7,924 shares of Common Stock. These shares represent 0.2% of the shares outstanding (3,623,009) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 350,000 shares purchased by Steelcase and subsequent option exercises.

     As of the date of this filing, Mr. Zurstadt beneficially owns 817,281 shares of Common Stock, including 11,800 shares of Common Stock which he has the right to purchase. Mr. Zurstadt has shared voting power to vote or direct the vote of 722,342 shares of Common Stock. These shares represent 19.9% of the shares outstanding (3,623,009) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 350,000 shares purchased by Steelcase and subsequent option exercises. Mr. Zurstadt has sole power to dispose or direct the disposition of 14,129 shares of Common Stock. These shares represent 0.4% of the shares outstanding (3,623,009) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 350,000 shares purchased by Steelcase and subsequent option exercises.

     As of the date of this filing, Mr. Cargile beneficially owns 817,281 shares of Common Stock, including 13,000 shares of Common Stock which he has the right to purchase. Mr. Cargile has shared voting power to vote or direct the vote of 722,342 shares of Common Stock. These shares represent 19.9% of the shares outstanding (3,623,009) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 350,000 shares purchased by Steelcase and subsequent option exercises. Mr. Cargile has sole power to dispose or direct the disposition of 190,000 shares of Common Stock. These shares represent 5.2% of the shares outstanding (3,623,009) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 350,000 shares purchased by Steelcase and subsequent option exercises.

     As of the date of this filing, Steelcase beneficially owns 627,251 shares of Common Stock. Steelcase has shared voting power to vote or direct the vote of 627,251 shares of Common Stock. These shares represent 17.5% of the shares outstanding (3,623,009) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 350,000 shares purchased by Steelcase and subsequent option exercises. Steelcase has sole power to dispose or direct the disposition of 350,000 shares of Common Stock. These shares represent 9.7% of the shares outstanding (3,623,009) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 350,000 shares purchased by Steelcase and subsequent option exercises.

     Steelcase is a Michigan corporation. The principal business of Steelcase is the manufacture of office furniture and related products. The principal business and other address of Steelcase is 901 44th Street, Grand Rapids, Michigan 49508.

     Based on information provided to the Reporting Persons, Steelcase has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Steelcase has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Persons entered into a Share Ownership, Voting and Right of First Refusal Agreement with the Company and Steelcase dated as of March 19, 1998 (the "Voting Agreement") as inducement for Steelcase to purchase shares of the Company's Common Stock. The Voting Agreement is attached hereto as Exhibit A and is incorporated herein by reference. Pursuant to the Voting Agreement, Steelcase and the Reporting Persons will vote all of their shares of Common Stock to elect certain individuals to the Board of Directors of the Company, including one individual designated by Steelcase, the current Chief Executive Officer of the Company or his successor and three independent directors

(including two current directors) as designated by the majority of the directors then in office. With regard to matters other than the election of directors, Steelcase has agreed to vote all shares of Common Stock that it may own in excess of 610,000 shares in proportion to the votes of all other outstanding shares of Common Stock. Also pursuant to the Voting Agreement, Steelcase has a right of first refusal for any proposed sale of shares of Common Stock by the Reporting Persons. Unless otherwise terminated pursuant to its terms and conditions, the Voting Agreement will remain in effect until the earlier of (a) such time as Steelcase and any affiliates of Steelcase own less than 5 percent or more than 50 percent of the outstanding shares of Common Stock or (b) March 19, 2003.

Item 7.  Material to be Filed as Exhibits

     Share Ownership, Voting and Right of First Refusal Agreement among the Reporting Persons, the Company and Steelcase dated as of March 19, 1998 incorporated by reference from the Form 13D filed by the Reporting Persons on March 30, 1998.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 April 15, 1998
                                  ----------------------------------------------
                                                      Date


                                  RANDALL R. REED
                                  ----------------------------------------------
                                  Randall R. Reed, as representative of the Reporting Persons